Exhibit 99.1

FOR IMMEDIATE RELEASE

Gaming Partners International Reports Financial Results for the Third Quarter
and Nine Months of 2009

Las Vegas, Nevada, November 12, 2009 – Gaming Partners International Corporation (Nasdaq: GPIC), the leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the third quarter and first nine months of 2009.

For the third quarter of 2009, the Company reported revenues of $13.4 million, which were down 3% compared to revenues of $13.8 million for the third quarter of 2008. Gross profit for the quarter was $4.7 million, or 35% of revenues, compared to $4.4 million, or 32% of revenues, in the same period a year ago.

Net loss for the third quarter of 2009 was $0.3 million, or $(0.04) per basic and diluted share, compared to a net income of $1.2 million, or $0.15 per basic and diluted share, in the third quarter of 2008.

In the third quarter of 2009, we recognized a one-time, non-cash goodwill impairment charge of $1.6 million, which is a reflection of the slowdown in the domestic gaming market which we believe can be attributed to the economic environment in the United States.  If not for this one-time charge, Operating income would have been $1.5 million, a 15% improvement to the $1.3 million of Operating income in the third quarter of 2008. Adjusted Operating income is a non-generally accepted accounting principle measure which management believes facilitates a better understanding of the results of operations.

For the nine months ended September 30, 2009, revenues were $33.7 million, which were down 25% compared to revenues of $44.8 million in the first nine months of 2008. Gross profit for the period was $10.2 million, or 30% of revenues, compared to $14.4 million, or 32% of revenues, in the comparable period in 2008.

Net loss for the nine months ended September 30, 2009 was $0.7 million, or $(0.08) per basic and diluted share, compared to net income of $2.7 million, or $0.33 per basic and diluted share, for the nine months ended September 30, 2008.

As of September 30, 2009, the Company had cash and marketable securities of $19.1 million, compared to $13.1 million as of December 31, 2008. As of September 30, 2009, customer deposits were $6.2 million, compared to $1.4 million as of December 31, 2008.

As of September 30, 2009, the Company had $39.3 million of stockholders’ equity, compared to $38.8 million as of December 31, 2008.

At September 30, 2009, our backlog of orders, which is expected to be filled in 2009, was $11.6 million.  This backlog does not include the order for Marina Bay Sands, which we currently expect to ship in 2010.  Our backlog of orders which is expected to be filled in the first half of 2010 was $5.3 million.  At September 30, 2008, our backlog for the remainder of 2008 was $9.4 million.

Commenting on the results, Greg Gronau, President and CEO, said, “Although the gaming industry continues to face tough economic times, with the worldwide recession negatively impacting our customer’s business and, therefore, ours, I am pleased with our results since we were able to make money for the quarter before a one-time, $1.6 million write-off.”

Gronau continued, “More importantly, I am excited about the future.  I’m looking forward to a busy G2E trade show for us next week as we demonstrate our many new products we have recently developed.  To begin with, we have expanded our RFID table line, extended our playing card offerings, and developed the most durable graphic layout available as we strive to exceed our customers’ expectations.

“As the new CEO, I look forward to building on our past success and exploring new ways to grow the company, whether that be through internal growth or taking advantage of our high cash and low debt position to pursue strategic initiatives.”

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paulson®, Bourgogne et Grasset® and Bud Jones®) casino chips, including plaques and jetons and low frequency and high frequency RFID chips, low and high frequency RFID readers, table layouts, playing cards, dice, gaming furniture, roulette wheels, table accessories, and other products that are used with casino table games such as blackjack, poker, baccarat, craps, and roulette. GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis Rio Colorado, Mexico; Atlantic City, New Jersey; and Gulfport, Mississippi. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

Safe Harbor Statement

This release contains “forward-looking statements” based on current expectations but involving known and unknown risks and uncertainties, such as statements relating to anticipated future sales or the timing thereof; the long-term growth and prospects of our business or any jurisdiction, including Macau, the Philippines, and Singapore; the duration or effects of unfavorable economic conditions which may reduce our product sales; and the long term potential of the RFID gaming chips market and the ability of Gaming Partners International to capitalize on any such growth opportunities. Actual results or achievements may be materially different from those expressed or implied. Gaming Partners International’s plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, the timing and its ability to consummate, acquisitions, and future business decisions and other risks and uncertainties identified in Part I-Item 1A, “Risk Factors” of the Company’s Form 10-K for the period ended December 31, 2008, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

For more Information please contact:

For Gaming Partners International Corporation:

GPIC Contact:

David W. Grimes

702-598-2400

dgrimes@gpigaming.com

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GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands, except share amounts)

	September 30,	December 31,
	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$5,909	$5,547
Marketable securities	13,182	7,561
Accounts receivable, less allowance for doubtful accounts of $406 and $342, respectively	4,388	5,422
Inventories	8,826	9,894
Prepaid expenses	545	431
Deferred income tax asset	582	691
Other current assets	1,791	790
Total current assets	35,223	30,336
Property and equipment, net	13,187	14,158
Goodwill	-	1,599
Other intangibles, net	769	783
Deferred income tax asset	1,672	1,666
Long-term marketable securities	732	696
Inventories	1,223	-
Other assets, net	346	311
Total assets	$53,152	$49,549

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$549	$523
Accounts payable	2,307	2,613
Accrued liabilities	2,873	3,066
Customer deposits	6,189	1,432
Income taxes payable	167	312
Other current liabilities	730	459
Total current liabilities	12,815	8,405
Long-term debt, less current maturities	458	1,743
Deferred income tax liability	569	585
Total liabilities	13,842	10,733
Commitments and contingencies - see Note 6
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	-	-
Common stock, authorized 30,000,000 shares, $.01 par value, 8,103,401 and 8,103,401, respectively, issued and outstanding	81	81
Additional paid-in capital	19,184	19,033
Treasury stock, at cost; 8,061 shares	(196)	(196)
Retained earnings	16,656	17,312
Accumulated other comprehensive income	3,585	2,586
Total stockholders’ equity	39,310	38,816
Total liabilities and stockholders’ equity	$53,152	$49,549

See notes to unaudited condensed consolidated financial statements.

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues	$13,425	$13,820	$33,681	$44,801
Cost of revenues	8,743	9,400	23,465	30,389
Gross profit	4,682	4,420	10,216	14,412

Product development	57	80	279	170
Marketing and sales	1,042	834	3,105	3,147
General and administrative	2,055	2,188	6,125	7,767
Impairment of goodwill	1,572	-	1,572
Operating income (loss)	(44)	1,318	(865)	3,328
Other income (expense)
Gain on foreign currency transactions	45	280	72	12
Interest income	69	61	190	181
Interest expense	(29)	(30)	(91)	(105)
Other income, net	4	27	29	74
Income (loss) before income taxes	45	1,656	(665)	3,490
Income tax expense (benefit)	373	409	(9)	806
Net income (loss)	$(328)	$1,247	$(656)	$2,684

Earnings per share:
Basic	$(0.04)	$0.15	$(0.08)	$0.33
Diluted	$(0.04)	$0.15	$(0.08)	$0.33
Weighted-average shares of common stock outstanding:
Basic	8,103	8,103	8,103	8,103
Diluted	8,103	8,158	8,103	8,186

See notes to unaudited condensed consolidated financial statements.